 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Milne, John N. (Last) (First) (Middle) United Rentals, Inc. Five Greenwich Office Park (Street) Greenwich, CT 06830 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol United Rentals, Inc. URI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and Chief Financial Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/31/2002		P		48,000	A	$10.51	2,283,915(1)	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
6 1/2% Convertible Quarterly Income Preferred Securities (Convertible QUIPS)(2)	(3)	12/31/02		P		30,000		Immed.	07/31/28	common stock	34,378 shares	$28.375 per share ($851,250 in aggregate)	30,000	D
Explanation of Responses:

(1) The following shares are directly owned: (i) 1,085,251 outstanding shares; (ii) 714,286 shares that are not outstanding, but which may be acquired pursuant to currently exercisable warrants; (iii) 450,000 shares that are not outstanding, but which may be acquired pursuant to currently exercisable options and (iv) 34,378 shares that are not outstanding, but which may be acquired upon conversion of 6 1/2% convertible quarterly income preferred securities (Convertible QUIPS) issued by a subsidiary trust of United Rentals, Inc.

(2) These QUIPS securities were originally issued in 1998 by a subsidiary trust of United Rentals, Inc. Mr. Milne purchased 30,000 of these securities on the open market for an aggregate purchase price of $851,250 on December 31, 2002.

(3) Each share is convertible into shares of common stock of United Rentals, Inc. at the rate of 1.14593 shares of common stock for each preferred security (equivalent to a conversion price of $43.6325 based on the liquidation preference per share of $50.00), subject to adjustment under certain circumstances.

By: /s/ John N. Milne 01/02/03 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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